ORIGIN AGRITECH LIMITED

No. 21 Sheng Ming Yuan Road

Changping District

Beijing F4, 102206

Peoples’ Republic of China

September 12, 2013

Via Edgar

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Origin Agritech Limited

Form 20-F for the Fiscal Year Ended September 30, 2012

Filed January 10, 2013

File No. 000-51576

Dear Mr. Humphrey:

I am in receipt of your letter of August 30, 2013, in which you set forth two comments. The comments are reproduced below with the company response thereafter.

Note 10. Equity method Investments, page F-26

1.	We note that your pro rata share of earnings in Liyu was RMB 4,030,000 in fiscal 2012. In your response, please discuss the consideration given to the disclosure requirements of Rule 3-09 of Regulation S-X. If you do not believe that the third condition set forth in Rule 1-02(w) of Regulation S-X has been met, please provide us with your computations in support of your conclusion.

Response:

The disclosure requirement of Rule 3-09 of Regulation S-X is mainly related to a significant subsidiary that is not consolidated.

We believe that Liyu is not our subsidiary, much less even being a significant subsidiary. According to Rule 210.1-02(x) of Regulation S-X, a subsidiary of a specified person is an affiliate controlled by such person directly, or indirectly through one or more intermediaries. However, in our case, Origin only has a 30% equity interest in Liyu with same 30% of voting interest. Other than that, Origin does not have any other direct or indirect control over Liyu. Thus, we consider that Origin has no controlling financial interest over Liyu. Liyu is not a subsidiary nor a significant subsidiary, but just an associate of the our group and not in the scope of the disclosure requirement for significant subsidiary. The equity method is applied in accounting for this investment. As such, the disclosure requirement of Rule 3-09 of Regulation S-X is not applied to the investment in Liyu.

Securities and Exchange Commission

We would further enhance our disclosures in our consolidated financial statement footnotes for this equity investment by discussing the status of our controlling financial interest on each invested entity in our future Form 20-F filing as below:

Liyu

The Company owns 30% equity interest in Liyu with no controlling financial interest over Liyu. Liyu is not a subsidiary of the Company and the investment in Liyu is accounted for under the equity method. For the years ended September 30, 2011, 2012 and 2013, the Company recorded its pro-rata share of earnings in Liyu of RMB2,954, RMB4,030 and RMBXX respectively. The Company also received dividends of RMB2,467, RMB2,100 and RMBXX respectively from Liyu for each of the years ended September 30, 2011, 2012 and 2013. The dividend received was accounted for as a reduction in equity investments.

2.	As a related matter, please discuss the consideration given to the disclosure requirements of Rule 4-08(g) of Regulation S-X with respect to summarized financial information. We may have further comments upon review of your response.

Response:

Please see the response to question 1 above.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /S/ James Chen James Chen, Chief Financial Officer

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